Exhibit 12
EDISON INTERNATIONAL
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED AND PREFERENCE STOCK
(Thousands of Dollars)

	December 31,
	2004	2005	2006	2007	2008
EARNINGS BEFORE INCOME TAXES AND FIXED CHARGES:

Income from continuing operations before fixed charges and taxes (1)	$1,124,330	$2,396,513	$2,543,050	$2,420,512	$2,590,219
Add:
Rentals (2)	216,877	200,764	191,166	186,413	175,306
Allocable portion of interest on long-term contracts for the purchase of power (3)	1,515	1,457	1,393	1,322	1,245
Amortization of previously capitalized fixed charges	2,690	2,839	2,384	3,165	4,270

Total earnings before income taxes and fixed charges (A)	$1,345,412	$2,601,573	$2,737,993	$2,611,412	$2,771,040

FIXED CHARGES (5):
Interest and amortization	$974,622	$803,932	$825,204	$776,273	$728,064
Rentals (2)	216,877	200,764	191,166	186,413	175,306
Capitalized interest (4)	839	1,075	10,538	27,511	35,332
Allocable portion of interest on long-term contracts for the purchase of power (3)	1,515	1,457	1,393	1,322	1,245
Dividends on preferred securities	—	—	—	—	—
Subsidiary preferred and preference stock dividend requirements — pre-tax basis	22,962	38,182	77,651	74,199	75,941

Total fixed charges (B)	$1,216,815	$1,045,410	$1,105,952	$1,065,718	$1,015,888

RATIO OF EARNINGS TO FIXED CHARGES (A) / (B):	1.11	2.49	2.48	2.45	2.73

(1)	Includes allowance for funds used during construction, accrual of unbilled revenue and minority interest.

(2)	Rentals include the interest factor relating to certain significant rentals plus one-third of all remaining annual rentals, except for amounts allocated to power purchase contracts that are classified as operating leases.

(3)	Allocable portion of interest included in annual minimum debt service requirement of supplier.

(4)	Includes the fixed charges associated with Nuclear Fuel and capitalized interest of fifty-percent owned partnerships. The amounts for 2003-2006 are restated.

(5)	Interest expenses associated with income taxes are reflected as a component of income tax expense and are excluded from the determination of fixed charges.